

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
Cindy Lee Kelly
Chief Executive Officer
Auto Tool Technologies Inc.
101 ½ Mary Street West
Whitby, ON, Canada, L1N 2R4

>   **Re: Auto Tool Technologies Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 3, 2012**
>   **File No. 333-181259**

Dear Ms. Kelly:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. We note your response to comment one of our letter dated June 4, 2012. In your discussion of the exemptions available to you as an emerging growth company, please disclose that for so long as you are an emerging growth company, you will be permitted to provide the scaled executive compensation disclosure applicable to smaller reporting companies even if you no longer qualify as a smaller reporting company. Please also disclose that, as an emerging growth company, you are exempt from PCAOB rules regarding mandatory firm rotation or the auditor reporting model. Additionally, please tell us what consideration you gave to providing risk factor disclosure concerning these exemptions as well as to disclosing your emerging growth company status in the business section.

Description of Our Business, page 16

Overview, page 16

3. We note your response to comment 11 of our letter dated June 4, 2012. Please clarify whether there were any changes in management made in connection with the share exchange.

Competition, page 16

4. We note your response to comment 14 of our letter dated June 4, 2012. Given your statement that you compete, in part, on the basis of your well-known brands, please disclose these brand names in the products section of the prospectus. Additionally, please disclose that they are third-party brands.

Management, page 18

Directors and Officers, page 18

5. We note your response to comment 13 of our letter dated June 4, 2012. Please discuss Ms. Kelly's involvement with Distribution Solutions Ltd. in her management biography on page 18. Refer to Item 401(e)(1) of Regulation S-K.

6. We note your response to comment 17 of our letter dated June 4, 2012. You now state that Ms. Kelly will devote approximately 80% of her working time to your business. Please disclose an estimate of how many hours per week you expect Ms. Kelly will devote to your business. In this regard, we note disclosing only a percentage of "working time" does not clarify for investors how much time Ms. Kelly will actually devote to your business.

Certain Relationships and Related Transactions, page 21

7. We note your added disclosure on page 21. Please disclose the names of the two affiliated companies that owed you $431,817 as of March 31, 2012. Additionally, please disclose the nature of the "contractor" expenses you owe to your president. Refer to Item 404(a) of Regulation S-K.

Management's Discussion and Analysis . . . , page 24

Liquidity and Capital Resources, page 25

8. We note your response to comment 22 of our letter dated June 4, 2012. Please revise your filing throughout to make it clear that while you may not have sufficient capital to launch your e-commerce business, you believe you have sufficient resources to fund your core business of selling automotive and household tools to retailers for at least one year from the most recent balance sheet date.

9. We note your response to comment 23 of our letter dated June 4, 2012. In addition to the disclosure you now provide on page 26 concerning your line of credit, please also disclose, if true, that the line of credit is a revolving demand facility secured by the assets of the company. In this regard, we note similar disclosure on page F-9.

10. Please revise your MD&A and financial statement footnotes where appropriate to disclose both the total amount of your line of credit and the remaining amount available to borrow as of December 31, 2011 and March 31, 2012.

Audited Consolidated Financial Statements

Note 8. Income Taxes, page F-9

11. We note your response to comment 34 of our letter dated June 4, 2012. Please revise to disclose the total amount of your valuation allowance as of the balance sheet periods presented. Please refer to ASC 740-10-50-2(c).

Signatures, page 35

12. We note your response to comment 37 of our letter dated June 4, 2012. Specifically, we note that you no longer identify Ms. Kelly as signing in the capacity of principal accounting officer. Please have Cindy Kelly identify herself as the principal executive officer, principal financial officer, *and* principal accounting officer or controller when she signs the registration statement. She should also continue to sign in her capacity as director. Refer to Instruction 1 to Signatures in Form S-1.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Dennis Brovarone, Attorney at Law (*via e-mail*)